SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

First Niles Financial, Inc.

(Name of Issuer)

First Niles Financial, Inc.
William L. Stephens	P. James Kramer
Lawrence Safarek	Robert I. Shaker
Daniel E. Csontos	William S. Eddy

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

William L. Stephens

President and Chief Executive Officer

First Niles Financial, Inc.

55 North Main Street

Niles, Ohio 44446

(330) 652-2539

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

James C. Wheeler, Esq.

Powell Goldstein LLP

One Atlantic Center – Fourteenth Floor

1201 West Peachtree Street NW

Atlanta, Georgia 30309

(404) 572-6600

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$430,254*	$46.04

*	For purposes of calculating the fee only. This amount assumes 36,900 shares of common stock of the subject company will be exchanged for 36,900 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of March 31, 2006 which was $11.66 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Amended Schedule”) is being filed by the filing persons listed on the cover of this Amended Schedule in connection with an amendment to the articles of incorporation of First Niles Financial, Inc. (“First Niles” or the “Company”), which provides for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record who hold 300 or fewer shares into the Company’s Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). A copy of the Articles of Amendment containing the proposed amendment is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Amended Schedule. The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments.

All information contained in this Amended Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST NILES AND ITS AFFILIATES —Market for Common Stock and Dividends” and “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS —Number of Shares Outstanding.”

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Amended Schedule is c/o First Niles Financial, Inc., 55 North Main Street, Niles, Ohio 44446, telephone (330) 652-2539. Each filing person is a citizen of the United States and, except for Lawrence Safarek, is a director of the Company. William L. Stephens is also the Chairman, President and Chief Executive Officer of the Company, and Daniel E. Csontos is its Corporate Secretary. The other required information regarding the filing persons and persons specified in Instruction C to the Amended Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST NILES AND ITS AFFILIATES —Directors and Executive Officers.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS —Requirements for Shareholder Approval” and “SPECIAL FACTORS —Purpose of the Reclassification, —Reasons for the Reclassification, —Effects of the Reclassification on Shareholders Generally, —Effects of the Reclassification on Affiliates, —Effects of the Reclassification on Unaffiliated Shareholders, —Recommendation of the Board of Directors; Fairness of the Reclassification, and —Federal Income Tax Consequences of the Reclassification.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Alternatives Considered—Business Combination and —Recommendation of the Board of Directors; Fairness of the Reclassification—Substantive Fairness” and “INFORMATION ABOUT FIRST NILES AND ITS AFFILIATES —Recent Affiliate Transactions in First Niles Stock, —Purchases of First Niles Stock During Prior Two Years, and —Related Party Transactions.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified to Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving First Niles or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of First Niles or any subsidiary;

(3)	any material change in First Niles’ present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in First Niles’ present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in First Niles’ corporate structure or business;

(6)	any class of First Niles’ equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	except as disclosed in response to Item 7 relating to the prospective termination of registration of the First Niles common stock under the Exchange Act, any class of First Niles’ equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of First Niles’ obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Purpose of the Reclassification, —Alternatives Considered, —Reasons for the Reclassification, —Effects of the Reclassification on First Niles, —Effects of the Reclassification on Shareholders Generally, —Effects of the Reclassification on Affiliates, —Effects of the Reclassification on Unaffiliated Shareholders, —Determination of Fairness by First Niles Affiliates, —Federal Income Tax Consequences of the Reclassification and —Pro Forma Effect of the Reclassification,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reclassification and —Determination of Fairness by First Niles Affiliates.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reclassification.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Effects of the Reclassification on First Niles—Negative Effects —Financial Effects of the Reclassification.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST NILES AND ITS AFFILIATES —Stock Ownership by Affiliates and —Recent Affiliate Transactions in First Niles Stock.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reclassification.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and to Appendices B and C thereto.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS —Solicitation of Proxies.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

1.	Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

Appendix A	Articles of Amendment to the Articles of Incorporation

Appendix B	Financial Statements and Management’s Discussion and Analysis for the Six Months Ended June 30, 2006

Appendix C	Financial Statements and Management’s Discussion and Analysis for the Year Ended December 31, 2005

(Incorporated by reference to the preliminary proxy statement relating to this transaction filed under cover of Amendment No. 2 to Schedule 14A; File No. 0-24849)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2006

FIRST NILES FINANCIAL, INC.

By:	/s/ William L. Stephens
William L. Stephens
Chairman of the Board, President and
Chief Executive Officer

OTHER FILING PERSONS:

*

Daniel E. Csontos

*

William S. Eddy

*

P. James Kramer

*

Lawrence Safarek

*

Robert I. Shaker

* /s/ William L. Stephens

EXHIBIT INDEX

1.	Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

Appendix A	Articles of Amendment to the Articles of Incorporation

Appendix B	Financial Statements and Management’s Discussion and Analysis for the Six Months Ended June 30, 2006

Appendix C	Financial Statements and Management’s Discussion and Analysis for the Year Ended December 31, 2005

(Incorporated by reference to the preliminary proxy statement relating to this transaction filed under cover of Amendment No. 2 to Schedule 14A; File No. 0-24849)